SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM MERGES IPIRANGA PETROQUÍMICA AND PETROQUÍMICA PAULÍNIA

Transaction marks the conclusion of an important step in the consolidation of the Brazilian petrochemical industry

São Paulo, Brazil, September 30, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces the approval, at the Extraordinary Shareholders’ Meeting held today, of the merger into Braskem of Ipiranga Petroquímica (IPQ), Petroquímica Paulínia S.A. (PPSA) and the spun off portion of Ipiranga Química (IQ) that refers to the interests in IPQ and ISATEC – Pesquisa Desenvolvimento e Análises Químicas Ltda.

Copesul, which was also included in the acquisition of the petrochemical assets of the Ipiranga Group, was merged into IPQ on September 11, 2008 and now with the merger of IPQ is also a part of Braskem.

According to CEO Bernardo Gradin, “these mergers represent the conclusion of another important step in the consolidation of the Brazilian petrochemical assets. This step, which began with the acquisition of the petrochemical assets of the Ipiranga Group in March 2007 and was followed by the investment agreement signed with Petrobras in November last year, was concluded within the original timetable announced to the market. The conclusion of the acquisition process also enables the accelerated capture of the synergies we announced, which will increase the competitiveness of the Company as well as that of the entire petrochemical and plastics production chain in Brazil.”

The assets merged were valued at R$3.4 billion. As Braskem, prior to the merger, held 100% of the total capital of IQ and PPSA and 99.3% of the total capital of IPQ, it shall issue only 1,506,061 class “A” preferred shares to be delivered to the minority shareholders of IPQ, which represent 0.3% of the Company's total capital.

Shareholders not willing to exchange IPQ shares for Braskem shares may exercise the withdrawal right in the amount of R$0.028632772 per IPQ share, in accordance with the conditions established in the Material Fact notice published on September 12, 2008.

Following these mergers, Braskem’s capital stock will increase to R$5.4 billion, divided into 524,391,654 shares, 196,714,190 of which are common shares 326,874,398, class “A” preferred shares and 803,066 class “B” preferred shares.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 19 manufacturing plants located throughout Brazil, and has an annual production capacity of 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Rodrigo Maia
IR Manager	IRO	IR Specialist
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9410
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	rodrigo.maia@braskem.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.